September 26, 2024

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

www.sec.gov

Re:	Tech Tonic Group Corp.
Amendment No. 1 to Registration Statement on Form S-1 Filed August 27, 2024
File No. 333-281124

Dear Matthew Crispino,

In accordance with our email correspondence, please find the Company’s Amendment No. 2 to its Amendment No. 1 of the Registration Statement on Form S-1, filed with the Securities and Exchange Commission on August 27, 2024, which contains the updated auditors' consent.

Sincerely,

Dmitrii Perfilev, President